

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 29, 2006

Mr. Leon van Kraayenburg
Vice President of Finance
Nova Oil, Inc.
2777 Allen Parkway, Suite 800
Houston, Texas 77019

       Re: **Nova Oil, Inc.**
                Form 10-QSB for Fiscal Quarter Ended April 30, 2006
                Filed June 15, 2006
                Form 8-K
                Filed April 3, 2006
                File No. 0-32531

Dear Mr. van Kraayenburg:

We have reviewed your filings and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed April 3, 2006

Completion of Acquisition or Disposition of Assets

General

1.   Please confirm, if true, that you were not required to make any disclosures regarding certain relationships and related transactions under Item 404 of Regulation S-B or otherwise advise.

Business

2.   Please describe, if applicable, the amount spent during each of the last two fiscal years on research and development activities in accordance with Item 101 of Regulation S-B.

3.   Please expand your discussion to clearly indicate who the target market is for the production and marketing of biodiesel and other biofuels. In this regard, please indicate the type of customer you anticipate will purchase your products.

Plan of Operations

4.   Please support your presentation of a plan of operations discussion given that Biosource Fuels, LLC reported revenues for the fiscal years ended December 31, 2005 and 2004. In this regard, we note that Regulation S-B provides an accommodation for small business issuers who have not had revenues from operations in each of the last two fiscal years, or the last fiscal year and any interim period in the current fiscal year, wherein the registrant may disclose the information required by Item 303(a) and (c) of Regulation S-B.

Risk Factors

Decommissioning Costs are Unknown and May be Substantial.

5.   We note your statement that "We have not yet determined whether we will establish a reserve account for these potential costs in respect to any of our biodiesel refineries, or if we will satisfy such costs of decommissioning from the proceeds of sales in accordance with general practice." Please confirm, if true, that you have or will adopt the guidance of SFAS 143 and FIN 47 when appropriate, or otherwise advise.

Exhibit 99.1 Bio Source Fuels, LLC

Financial Statements

Statements of Financial Condition, page F-3

6.   Please add disclosure to explain the nature of the items included in the line item Accrued expenses to related parties.

Note 1 – Summary of Significant Accounting Polices, page F-7

General

7.   We note that you have an indefinite lived intangible asset, entitled Patent, totaling $33,260 for the periods presented. Please provide an explanation to support your position that this intangible asset has an indefinite useful life. In addition, please clarify your Impairment of Long-Lived Asset disclosure to clearly indicate when you evaluate your indefinite lived intangibles for impairment under SFAS 142 as opposed to when other long-lived assets are tested for impairment under SFAS 144.

Cash and Cash Equivalents

8.   Please revise your line item to reflect, if true, that it contains cash equivalents or otherwise revise your disclosure as appropriate.

Property and Equipment

9.   We note that you are involved in the "construction of a plant for the production of bio-diesel fuel from animal fats and greases." Please expand your disclosure under this heading to indicate how you account for construction in progress and capitalized interest, if applicable.

Note 5 – Commitments, page F-9

10.   Please expand your disclosure to describe briefly any material pending legal proceedings, other than ordinary routine litigation incidental to the business, to which the Company or any of its consolidated entities is a party or of which any of its property is the subject. In addition, please ensure that your revised disclosure concludes using terms defined in paragraph 3 of SFAS 5.

Exhibit 99.2 Bio Source Fuels, LLC

Statements of Operations, page F-2

11.   We note that you began including a measure for Gross profit in the first quarter
        Form 10-QSB for the three months ended January 31, 2006. Please tell us
        whether or not you have included deprecation relating to property, plant and
        equipment in your determination of Gross profit. In this regard, please note that
        this measure should reflect the full absorption costing principle and include all
        costs and expenses associated directly with or allocated to your products and
        services sold. As such, these costs and expenses should include inventoriable
        costs of assets incident to or necessary for providing services, including
        applicable depreciation, depletion and amortization. Although the guidance in
        SAB Topic 11:B accommodates the separate presentation of multiple components
        attributable to cost of sales, it is not permissible to similarly report a measure of
        gross profit excluding such amounts. Any depreciation and amortization expense
        that is related to cost of sales may be displayed on a separate line item, however
        this item must appear before presenting gross profit and be reflected in that
        metric. Please modify your presentation as necessary.

Exhibit 99.3

Financial Statements

Balance Sheet, page F-2

12.   Please add disclosure to explain the nature of the Escrow deposit, totaling
        $50,000.

13.   Please add disclosure to explain the nature of the items included in the line item
        Accrued expenses to related parties.

Statement of Cash Flows, page F-4

14.   We note that you received proceeds from the issuance of common stock of
        $300,000. Please expand your disclosure to explain the facts and circumstances
        surrounding this receipt of cash.

Note 1 – Summary of Significant Accounting Policies, page F-6

15.   Please revise your line item to reflect, if true, that it contains cash equivalents or
        otherwise advise your disclosure as appropriate.

Exhibit 99.4

Pro-Forma Statement of Operations, page F-3

16. Please reconcile the pro forma adjustment of 6,000,000 to the weighted average of shares/units outstanding to the pro-forma balance of 60,000,000 shares.

17. We note your pro forma condensed income statement presentation for the year ended October 31, 2005 on page F-4. Please support the relevance of the figures included in the column for Biosource America, Inc. from December 1, 2005 to January 31, 2006. In addition, it appears there is a typographical error in reference to the January 31, 2005 period.

18. We note that the amount presented for Property & equipment including pilot plant of $1,025,000 does not agree with the amount presented as a pro forma adjustment on page F-2, totaling $680,488. Please reconcile.

Form 10-QSB for the Fiscal Quarter Ended April 30, 2006

General

19. In order to avoid duplicating comments, please revise your interim report on Form 10-QSB as necessary to comply with all applicable comments written on your Form 8-K above. As applicable, your revisions should include enhanced disclosure to MD&A, the financial statements, and notes to the financials statements.

Note 2 – Summary of Changes in Significant Accounting Policy

Property Plant and Equipment

20. We note that you calculate deprecation "using the straight line method over the properties' estimated useful lives of five years." Please confirm, if true, that you have assigned useful lives of five years to all of your property, plant and equipment or revise your disclosure as appropriate.

Note 3 – Construction Contracts

21. Please reconcile the amount presented for Cost incurred on uncompleted contracts of $4,445,730 with the amount reported as Cost of revenues on the consolidated statements of income of $4,450,530. In addition, please tell us how the amount presented as Total reconciles to the two amounts presented. In this regard, we note that the difference between the two amounts presented is $5,651,010.

Note 4 – Business Combination

22.   Please provide the interim disclosures required by paragraph 58 of SFAS 141 with respect to the acquisition of Biosource Fuels, LLC.

23.   We note that you recorded a total of $4,500,000 of intangible assets as a result of the purchase of Biosource Fuels, LLC. Please confirm, if true, that you have assigned an indefinite life to these intangibles and provide an explanation to support your position that these assets have an indefinite useful life. In addition, please expand your significant accounting policy footnote to clearly explain the useful lives of these assets. Furthermore, please provide additional disclosure surrounding the patent acquired through issuance of a short term note of $250,000.

Note 6 – Conversion of Debt to Equity

24.   Please tell us whether the amount of the note payable issued for the acquisition of Biosource Fuels, LLC was for $5,000,000 as disclosed within this note or $6,000,000 as disclosed within footnote four and clarify your disclosure as appropriate.

25.   Please describe the methodology you used to determine that the value of the common stock issued for the note payable was $4.81 per share on April 28, 2006.

Note 7 – Warrants

26.   Please tell us how you have accounted for the placement agent's exercising its "right to 69,500 stock purchase warrants, exercisable at $0.14 per share." In this regard, please ensure that your response addresses whether or not the warrants represent derivative liabilities that should be accounted for in accordance with SFAS 133.

Note 8 – Subsequent Events

Equity Incentive Plan

27.   We note that you issued options in April 2006 under your 2006 Equity Incentive Plan (the "2006 Plan") and that you did not recognize compensation expense for any of these options because they "were not vested as of April 30, 2006 as the registration of the shares became effective on June 5, 2006." We further note your disclosure within footnote two that you "elected to adopt the provisions of FAS-123R effective December 1, 2005, under the modified prospective transition method." Please support your conclusion that you were not required to recognize compensation cost under the guidance in SFAS 123(R).

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer Goeken at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis

Branch Chief